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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

            INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION OF
             FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT TO
                   THE REPORTING REQUIREMENTS OF THE 1934 ACT

                                  SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. __________)*


                               POLITICS.COM, INC.
                                (Name of Issuer)

                         COMMON STOCK, $.00001 PAR VALUE
                         (Title of Class of Securities)

                                   73111K 108
                                 (CUSIP Number)


       HOWARD BAER, 2530 SOUTH RURAL ROAD, TEMPE, AZ 85282 (480) 731-9100 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JULY 26, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

-------------------------------------------------------
CUSIP NO.           73111K 108
-------------------------------------------------------
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

           Medinex Systems, Inc.
           82-0514605
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (A) |_|
                                                                         (B) x
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           OO       (SEE ITEM 3)

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)          |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           Delaware

--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
                                                                    100,000
        NUMBER OF
          SHARES             ---------------------------------------------------
       BENEFICIALLY              8       SHARED VOTING POWER
         OWNED BY                                                   0
           EACH              ---------------------------------------------------
         REPORTING               9       SOLE DISPOSITIVE POWER
          PERSON                                                    100,000
           WITH              ---------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER
                                                                    0

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           100,000
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         |_|

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.9%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                                *SEE INSTRUCTIONS

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ITEM 1.  SECURITY AND ISSUER

Class of Equity Security:                  Common Stock, $.00001 par value
                                           ("Common Stock")

Name of Issuer:                            Politics.com, Inc. ("Politics.com")

Address of Principal Executive             2530 South Rural Road
Office of Issuer:                          Tempe, AZ  85282

ITEM 2.  IDENTITY AND BACKGROUND

Name of Reporting Persons On Whose         Medinex Systems, Inc. ("Medinex")
Behalf This Statement is Filed:


State of Organization:                     Delaware


Principal Business:                        Medinex focuses on business-to-
                                           business e-commerce and services in
                                           the healthcare sector, and targets
                                           primary care physicians, clinics,
                                           hospitals, medical supply companies,
                                           medical students and others. Through
                                           its subsidiaries and divisions,
                                           such as Votenet, it also develops,
                                           markets and supports a suite of
                                           Internet business software solutions
                                           focused on public policy and
                                           political organizations.


Address of Principal Business and          806 West Clearwater Loop, Suite N,
Principal Office:                          Post Falls, ID 83854


Criminal History:                          During the last five (5) years,
                                           neither Medinex nor, to the best of
                                           Medinex's knowledge, any of the
                                           executive officers or directors of
                                           Medinex listed in Annex A hereto,
                                           have been convicted in a criminal
                                           proceeding (excluding traffic
                                           violations or similar misdemeanors).

Securities Laws Violations:                During the last five (5) years,
                                           neither Medinex nor, to the best of
                                           Medinex's knowledge, any of the
                                           executive officers or directors of
                                           Medinex listed in Annex A hereto,
                                           have been party to any proceeding

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                                           pursuant to which he/she/it was
                                           enjoined from future violations of
                                           federal or state securities laws
                                           during the last five years.

Attached hereto as Annex A is a list of the directors and executive officers of Medinex, which contains the following information with respect to each such person:

         (a)      name;
         (b)      business address;
         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Each person identified in Annex A is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4 regarding the payments that are Medinex's responsibility regarding the Politics.com securities.

ITEM 4.  PURPOSE OF TRANSACTION

Effective as of July 26, 2000, Medinex and Politics.com, entered into an Agreement (the "Agreement") to void the transactions contemplated in the Asset Purchase Agreement dated July 14, 2000 (the "Purchase Agreement") which were reported on Schedule 13D filed August 4, 2000 (the "Original 13D"). The Purchase Agreement and all of the transactions contained therein have been terminated AB INITIO (that is, at its inception), with the effect that (i) Medinex remains the owner of all of the Assets as defined in the Purchase Agreement, and (ii) the 40,100,000 shares of common stock of Politics.com issuable to Medinex in the transaction are restored to the status of authorized but unissued shares. In addition, the Purchase Agreement and all documents executed or delivered in connection therewith were terminated AB INITIO.

Pursuant to the Agreement, in order to restore Medinex to its position immediately prior to the execution of the Purchase Agreement, Politics.com issued to Medinex at the Closing 100,000 shares of its common stock.

In light of the Agreement, the information filed in the Original 13D is no longer reflective of Medinex's ownership of Politics.com's securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Aggregate number and percentage of securities           100,000   0.9%
beneficially owned:

Number of shares over which reporting person            100,000
has sole voting power:

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Number of shares over which reporting person             0
has shared power to vote:

Number of shares over which reporting person             100,000
has sole power to dispose:

Number of shares over which reporting person             0
has shared power to dispose:

Transactions during the last 60 days: Return of securities to Politics.com as authorized and unissued securities.

Other persons who have the right to receive dividends or sale proceeds:  None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Securities of the Issuer have been returned to Issuer pursuant to the Agreement referred to in Item 4 above. There are no other contracts, arrangements, understandings, or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Politics.com. A copy of the Agreement is included as Exhibit A to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Agreement between Politics.com and Medinex Systems, Inc. dated effective July 26, 2000.
                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            MEDINEX SYSTEMS, INC.

November 3, 2000                       /s/ Anthony J. Paquin
----------------                    --------------------------------------------
Date                                   Anthony J. Paquin, President and
                                       Chief Executive Officer

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                                     ANNEX A

The name and present principal occupation or employment of each director and executive officer of Medinex is set forth below.

DIRECTORS

Anthony J. Paquin. Mr. Paquin is the President, Chief Executive Officer, and Chairman of the Board of Directors of Medinex. His business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

Gary Paquin. Mr. Paquin is the Former Chief Marketing Officer, Former Corporate Secretary, and Vice Chairman of the Board of Directors of Medinex. His business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

Douglas K. Carnahan. Mr. Carnahan recently retired from his position as Senior Vice President of Hewlett Packard Company. His address 4410 West Chinden, Meridian, Idaho 83642.

Donna Weaver. Ms. Weaver is Chairman of Weaver, Field & London, Inc., an investor relations and corporate communications firm. Her business address is 6316 South Helena, Spokane, Washington 99223.

T.A. (Drew) Wahlin. Mr. Wahlin is the managing principal of Idaho Consulting International, a consulting firm. His business address is 1797 E. Boise Avenue, Boise, Idaho 83706.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Kevin A. Bernard. Mr. Bernard is the Chief Financial Officer and Treasurer of Medinex. His business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

Kelly M. McCarthy. Ms. McCarthy is the Executive Vice President of Mergers and Acquisitions of Medinex. Her business address is 806 West Clearwater Loop, Suite N, Post Falls, Idaho 83854.

EXHIBIT INDEX

Exhibit A - Agreement between Politics.com, Inc. and Netivation.com, Inc., dated effective July 26, 2000.


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                                    EXHIBIT A

                                    AGREEMENT












                                                          Page 7 of 7

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                                    AGREEMENT

     Agreement dated effective as of July 26, 2000 by and between Politics.com, Inc., a Delaware corporation (the "Company"), Medinex Systems, Inc., a Delaware corporation (f/k/a Netivation.com, Inc.) ("Medinex"), and, with respect to
Section 1.7 of the Agreement, Howard R. Baer and Kevin C. Baer (collectively hereinafter referred to as "Baer").

                                    RECITALS

        1. In order to acquire from Medinex certain assets related to its internet public policy and its political business ("Assets"), the Company entered into that certain Asset Purchase Agreement dated July 14, 2000 ("Purchase Agreement"), in connection with which, the Company agreed to issue to Medinex 40,100,000 shares of the Company's Common Stock. The transaction contemplated by the Purchase Agreement is hereinafter sometimes referred to as the "Transaction." The Company and Medinex desire to void the Transaction AB INITIO (that is, at its inception), with the effect that Medinex is the owner of the Assets and the shares of the Company's Common Stock issuable in the Transaction are restored to the status of authorized but unissued shares of the Company.

        2. The Company, Medinex and Baer desire to exchange mutual general releases in order to restore the parties to their respective positions immediately prior to the execution and delivery of the Purchase Agreement.

        3. In connection with the transaction contemplated by this Agreement, Medinex will pay at closing $52,217 to the Company and $75,000 to the law firm of Brown Rudnick Freed & Gesmer. Further, the Company will share with Medinex fifty (50%) percent of the amount by which the net proceeds from the sale of the Website (defined below) exceed five hundred thousand dollars ($500,000).

        4. The Company desires that Medinex host and provide basic maintenance to the Company's URL "Politics.com" and the related technology and content (the "Website"), for a period of up to six (6) months, and Medinex is willing to host and provide such basic maintenance to the Website.

        5. The consideration being exchanged by the parties is intended to defray the costs the parties incurred in connection with the Transaction.

                  NOW THEREFORE, IT IS AGREED AS FOLLOWS:

                                    AGREEMENT

        1.1 VOIDING OF TRANSACTION. The Company and Medinex agree that the Transaction is void AB INITIO (that is, at its inception), with the effect that Medinex remains the owner of all of the Assets and the shares of the Company's Common Stock are restored to the status of authorized but unissued shares. The Purchase Agreement and all related documents and

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all documents delivered in connection therewith are hereby terminated AB
INITIO and are of no force or effect whatsoever.

        1.2 LIABILITIES ASSUMED. In order to restore the parties to their respective positions immediately prior to the execution of the Purchase Agreement, Medinex hereby assumes all liabilities of the Company incurred after July 26, 2000 until the Closing (defined below) (except for legal fees and expenses incurred by the Company in connection with the transaction contemplated hereby), and Medinex shall indemnify and hold the Company harmless from and against any and all claims, damages, liabilities, costs and expenses (including reasonable attorneys fees) arising out of any such assumed liabilities and the activities of the Company during such period. The Company shall indemnify and hold Medinex harmless from and against any and all claims, damages, liabilities, costs and expenses (including reasonable attorney's fees), arising out of the Company's activities following the Closing.

        1.3 PAYMENTS AT CLOSING. At the Closing, Medinex shall make the following payments by wire transfer: (1) fifty two thousand two hundred and seventeen dollars ($52,217) shall be wire transferred to the Company and (2) seventy five thousand dollars ($75,000) shall be wire transferred to the law firm of Brown Rudnick Freed & Gesmer. The Company will issue Medinex 100,000 shares of Common Stock of the Company at the Closing. These payments and stock issuances are intended to defray costs incurred by the Company and Medinex in connection with the Transaction.

        1.4 HOSTING OF WEBSITE. For no additional consideration, Medinex shall, for a period of up to six months, host and provide a reasonable level of basic maintenance of the Website.

        1.5 SALE OF WEBSITE. In order to defray costs incurred by Medinex in connection with the Transaction, at such time as the Company sells the Website (or any part thereof), the Company shall pay to Medinex an amount equal to fifty (50%) percent of the amount, if any, by which the net proceeds received from the sale of the Website exceed five hundred thousand dollars ($500,000). Any amount payable to Medinex hereunder shall be paid when and as received by the Company. "Net proceeds" for the purposes of this paragraph means the proceeds from the sale of the Website, less any expenses incurred by the Company in connection with such sale, including, but not limited to, selling commissions. Medinex and the Company shall use their best efforts to promote the sale of the Website.

        1.6 CLOSING. The transaction contemplated by this Agreement shall be closed on or before October 10, or at such other time as the parties may agree in writing (the "Closing" or the "Closing Date").

        1.7 MUTUAL GENERAL RELEASE. Baer and the Company hereby fully, forever, irrevocably and unconditionally release, remise and discharge Medinex and its officers, directors, stockholders, corporate affiliates, attorneys, agents and employees from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, and expenses (including attorneys fees and costs), of every kind


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and nature which any of them ever had or now have against Medinex or its officers, directors, stockholders, corporate affiliates, attorneys, agents and employees (including, but not limited to, all claims arising out of the Transaction and the voiding thereof).

     Medinex hereby fully, forever, irrevocably and unconditionally releases, remises and discharges Baer and the Company, and its officers, directors, stockholders, corporate affiliates, attorneys, agents and employees from any and all claims, charges, complaints, demands, actions, causes of action, suits, rights, debts, sums of money, costs, accounts, reckonings, covenants, contracts, agreements, promises, doings, omissions, damages, executions, obligations, liabilities, and expenses (including attorneys fees and costs), of every kind and nature which it ever had or now has against Baer, the Company or any of its officers, directors, stockholders, corporate affiliates, attorneys, agents and employees (including, but not limited to, all claims arising out of the Transaction and the voiding thereof).

        1.8 RESIGNATION OF OFFICERS AND DIRECTORS. At the Closing, the Company shall deliver a certified copy of a written consent of the Board of Directors of the Company authorizing the transaction contemplated by this Agreement and removing without cause all of the officers of the Company and resignations of Tony Paquin and Glen Hughlette as directors of the Company. The Company shall at the Closing return all corporate records of the Company delivered in connection with the Transaction to the law firm of Brown Rudnick Freed & Gesmer. Medinex shall deliver at the Closing certified copies of minutes or written consents of its Board of Directors authorizing the transactions contemplated by this Agreement.

        1.9 PIGGYBACK REGISTRATION RIGHTS. If the Company after the Closing files a registration statement under the Securities Act of 1933, as amended (other than on Form S-8 or S-4 or any successor forms), then the Company shall notify Medinex of such registration and, if Medinex so requests, include on such registration statement the 100,000 shares of the Company's Common Stock received by Medinex hereunder, unless any underwriter of the offering being registered under such registration statement shall determine that it is not in the best interest of the Company to include such shares of Common Stock on such registration statement, in which case such shares may be excluded from such registration statement. In addition, as a condition of including such shares of Common Stock on any such registration statement, Medinex shall, if required by any such underwriter, agree to "lock-up" such shares of common stock for such period as such underwriter may require, not to exceed one year. The Company shall bear the cost of any such registration, excluding any legal fees and expenses of Medinex and any underwriting discounts and commissions incurred in connection with the sale of Medinex's shares of the Company's Common Stock.

        1.10 EXPENSES OF THIS TRANSACTION. Each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

        1.11 CORPORATE APPROVALS. The transactions contemplated by this Agreement are subject to final approval of the respective Boards of Directors of the Company and Medinex.

        1.12 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supercedes all prior agreements, understandings, and arrangements, whether oral or written.

        1.13 AMENDMENT. This agreement may be amended, modified or supplemented only by a written agreement signed by all of the parties hereto.

        1.14 NOTICES. All notices, requests, demands, and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered by hand or two days after being mailed by certified or registered mail, return receipt requested, with postage prepaid:


       If to Medinex, to:                          Medinex Systems, Inc.
                                                   806 Clearwater Loop, Suite N
                                                   Post Falls, ID 83854

       with copy to:                               Mark Ellison, Esq.
                                                   Moffatt, Thomas, Barrett,
                                                   Rock & Fields, Chtd.
                                                   101 S. Capital Blvd.,
                                                   10th Floor
                                                   Post Office Box 829
                                                   Boise, ID  83701-0829

or to such other person or address as Medinex furnishes to the Company pursuant to the above.

       If to the Company, to:                      Politics.com, Inc.
                                                   2530 So. Rural Road
                                                   Tempe, AZ  85282

       with copy to:                               John G. Nossiff, Jr., Esq.
                                                   Brown Rudnick Freed & Gesmer
                                                   One Financial Center
                                                   Boston, MA  02111

or to such person or address as the Company furnishes to Medinex pursuant to the above.

        1.15 FURTHER ACTION, COUNTERPARTS, SAVINGS CLAUSE. The parties hereto shall execute and deliver all documents, provide all information, and take or forbear from all such action as may be necessary or appropriate to achieve the purpose of the Agreement which is to restore the parties to substantially the position each occupied immediately prior to the execution of the Purchase Agreement. This Agreement may be executed in several counterparts and transmitted by facsimile and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart. Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party. If any provision of this

Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

                  [Remainder of page intentionally left blank]


















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         IN WITNESS WHEREOF, the undersigned have executed this Agreement the date and year set forth above.

                                  Politics.com, Inc., a Delaware corporation


                                      /s/ Glen Hughlette
                                  ---------------------------------------------
                                  By:  Glen Hughlette, President



                                  Medinex Systems, Inc., a Delaware corporation


                                      /s/ Anthony J. Paquin
                                  ---------------------------------------------
                                  By:  Anthony J. Paquin, President and Chief
                                  Executive Officer



                                      /s/ HOWARD R. BAER
                                  ---------------------------------------------
                                  Howard R. Baer, individually, but only with
                                  respect to Section 1.7 of this Agreement



                                      /s/ Kevin C. Baer
                                  ---------------------------------------------
                                  Kevin C. Baer, individually, but only with
                                  respect to Section 1.7 of this Agreement